Exhibit 4.28

[One Thousand Rupee Stamp]

THIS STAMP PAPER FORMS AN INTEGRAL PART OF TERM LOAN AGREEMENT DTD 28th NOVEMBER 2013 BETWEEN SESA STERLITE LTD & CANARA BANK.

TERM LOAN AGREEMENT

This Term Loan Agreement is made at Goa on the 28th day of November, 2013 (“Agreement”).

BETWEEN

SESA STERLITE LIMITED, a company incorporated under the Companies Act, 1956 and having Registered Office at Sesa Ghor, 20 EDC Complex, Patto, Panjim-403001 in the State of Goa (hereinafter referred to as “the Company” or “the Borrower” which expression shall wherever the context so requires or admits mean and include its, administrators, successors in title and permitted assigns) of the ONE PART

AND

CANARA BANK, a body corporate constituted under the Banking Companies (Acquisition and Transfer of Undertakings) Act, 1970, having its Head Office at 112, Jayachamarajendra Road, Bangalore – 560 002. and having among others a branch office at Specialised Prime Corporate Branch Maker Tower F, 20th Floor, 85, Cuff Parade, Mumbai – 400 005 (hereinafter referred to as the “Bank” which expression shall wherever the context so requires or admits mean and include all their assigns and successors in title and Attorneys) of the OTHER PART.

WHEREAS:

I.	The Borrower is a Public Limited Company, incorporated in India, has approached the Bank for a Term Loan in aggregate of Rs. 1000 Crores (Rupees One Thousand Crores Only).

II.	WHEREAS the Borrower has requested the Bank to finance the Borrower and to grant to the Borrower financial assistance in the form of a Term Loan for a sum not exceeding Rs.1000 Crores (Rupees One Thousand Crores Only) to repay short term facilities including commercial papers (CPs), pay project creditors and to meet balance project cost towards 4*600MW Thermal Power Plants at Jharsuguda, Orissa. Vide sanction letter No. PCB-I /CR-235/1772/2013 Dated 30.09.2013, Canara Bank having one of its branches at Specialised Prime Corporate Branch, Cuffe Parade, Mumbai has sanctioned Term Loan of Rs. 1000 crores for the above said purpose.

III.	Pursuant to the sanction of the said Term Loan the parties hereto are desirous of executing this Agreement (hereinafter referred to as the “Term Loan Agreement”) for the purpose of setting out the terms and conditions of the said Term Loan in the manner hereinafter appearing.

NOW THIS AGREEMENT WITNESSETH and it is hereby agreed and declared by and between the parties hereto as follows:

1.	DEFINITIONS AND INTERPRETATIONS

1.1	Definitions

In this Agreement and the schedules below, unless there is something inconsistent in the subject or context, the following expressions shall have the following meanings namely: –

Applicable Rate of Interest means Bank’s Base Rate (BR) (which is defined below) plus 1% presently 10.95 % pa payable monthly linked to Base Rate of the bank. However, the Bank reserves the right to reset the Applicable Rate of Interest after 6 months from the date of first disbursement and annually thereafter.

Availability period means, unless the Bank otherwise agrees, a period of 6 months from the date of this loan agreement.

Available Commitment” means at anytime, the amount of the Facility as reduced by the aggregate amount of all drawings made in accordance with this Agreement, being the maximum amount, which the Bank is committed to make available under this Agreement.

Business Day means the day on which the Banks are open for business in Mumbai, where any payment is required under this Agreement to be made or received.

Charged Assets means the Jharsuguda Power Plant Assets charged in favour of the Security Trustee for the benefit of the Bank as Security for the Facility.

Disbursement means disbursements of the Term Loan of Rs. 1000 Crores (Rupees One Thousand Crores only)

“Disclosed Encumbrances” shall mean the first charge created by the borrower over the fixed movable assets of Jharsguda Power Plant in favour of (i) the trustees for the benefit of the non-convertible debenture holder of Rs. 4500 Crores (Rupee Four Thousand Five Hundred Crores), (ii) State Bank of India in relation to term loan of Rs. 750 Crores and (iii) IDBI Bank Limited in relation to working capital facility of Rs. 160 Crores; and second charge created / to be created on the fixed movable and immovable assets of Jharsuguda Power Plant in favour of Axis Trustee Services Limited for the benefit of Short Term Rupee Lenders of Rs. 1000 Crores.

Drawing means a disbursement under the facility made pursuant to this agreement at the request by the Borrower by issuing a Drawdown Request Letter.

Drawdown Schedule means a quarterly drawdown schedule to be provided by the Borrower at the time of documentation. The quarterly drawdown schedule may be amended by the Borrower thirty (30) days before the commencement of each quarter.

Due Date shall mean, in respect of:

(a)	Repayment of principal, the date on which the principal amount of term loan falls due as stipulated in this agreement;;

(b)	Interest, the date on which interest falls due;

(c)	Any other amount payable under this Agreement, the date on which such amount falls due in terms of this Agreement; and/

Or such other dates on which any amounts including principal, interest, or otherwise, fall due in terms of this Agreement.

If the Due date in respect of any instalment of principal, interest, or any other monies payable under this Agreement falls on a day, which is not a Business Day, the immediately preceding Business Day shall be the Due date for such payment.

Encumbrance means any mortgage, charge (whether fixed or floating), pledge, lien, encumbrance, hypothecation, security interest, title retention or other security arrangement of any kind.

Event of Default means any of the events referred to in clause 14 (Event of Default)

Facility means the Rupee Term Loan for a sum not exceeding of Rs. 1000 Crores (Rupees One Thousand Crores only) subject to the terms and conditions set out in the sanction letter PCB-I/CR-235/1772/2013 dated 30.09.2013 and in this Agreement.

Finance Documents means collectively: -

a. This Agreement

b. Each Security Document and

c. Any other related documents designated as financing document by the security trustee.

Interest and Other Charges means, in respect of any period, the aggregate of all interest and similar charges payable by the Borrower in respect of that period, plus amount payable in respect of any gross up for any withholding or deduction and any periodic fees, commission or like costs relating to any borrowings during the currency of such borrowings,

Interest Payment Date means the last Business day of every calendar month falling after the date of first disbursements of the Term Loan till the subsistence of this Agreement.

“Jharsguda Power Plant” or “JPP” shall mean the 2400 megawatt (4* 600 MW) thermal power plant situated at Jharsguda, Orissa set up by erstwhile Sterlite Energy Limited and now vested in the Borrower pursuant to the Merger Scheme.

“Jharsguda Power Plant Assets” shall mean the movable and immoveable assets of Jharsguda Power Plant except the agricultural land.

Letter of Sanction means the letter PCB-I/CR-235/1772/2013 dated 30.09.2013 issued by the Bank to the Borrower, as modified any time prior to the execution of this Agreement.

Loan means the aggregate principal amount outstanding from time to time under this Agreement.

Moratorium for Repayment means a period of 1 year from the date of first disbursement.

Repayment Dates shall mean the dates falling at consecutive quarterly intervals after the Moratorium. First quarterly repayment shall fall due at the end of 15th month from the date of first disbursement.

Reset of Interest shall mean reset of margin over Base Rate of Canara Bank. First such reset shall happen at the end of 6 months from the date of first disbursement and then subsequent reset shall happen at every annual interval from the first interest reset date.

BR or Base Rate means the rate of interest determined by Canara Bank and notified from time to time as Base Rate applicable to Loan denominated in Rupees; and BR on the date of Sanction is 9.95% p.a. with monthly rest.

Security Documents means the Deed of Hypothecation, mortgage documents and any other documents, agreements, instruments, deeds, writings, undertaking executed/to be executed by the Borrower or any other person in favour of the Bank and any reference to the “Security Documents” shall be construed, as the context may permit, as a reference to any or all of them;

1.2	Interpretation

The clause headings in this Agreement are inserted for conveniences only and shall be ignored in construing this Agreement. Unless otherwise specified, all references to clauses and schedules are to clauses of and schedules to this agreement. Unless the context otherwise requires words denoting the singular number shall include the plural and vice versa.

2	DRAWINGS AND DISBURSEMENTS

2.1	Drawings under The Facility

2.1.1	The obligation of the Bank to make disbursements under this Agreement shall be subject to the Borrower performing all its obligations and undertakings under this Agreement to the satisfaction of the Bank, besides compliance by the Borrower with the disbursement procedure, if any, stipulated by the Bank as well as submission of necessary information, datas, documents, draw-down schedule etc. to the satisfaction of the Bank.

2.1.2	The Borrower shall send the Drawdown request in writing only after providing evidence satisfactory to the Bank that the Borrower has complied with all pre-disbursement conditions stipulated in the Letter of Sanction.

2.1.3	The Borrower shall use the Facility only for the purpose stated in their proposal. The Borrower shall utilise all amounts drawn from the Facility only for such purpose. If for any reason the Borrower finds itself unable to comply with this condition, it shall immediately inform the Bank in writing, of the same, and reasons therefor and shall, unless otherwise agreed to by the Bank, repay forthwith, the Loan together with interest and all other monies due and payable in respect thereof. The Bank shall be under no obligation to monitor or verify the application of the Facility or any part thereof.

2.2	Terms of Disbursement

2.2.1.	The Borrower may draw the Facility up to the sanctioned amount in one or two or more tranches, till 6 months from the date of this loan agreement subject to the Bank having received and found satisfactory the following:

a)	A copy of the Memorandum and Articles of Association of the Borrower certified by a Director or Company Secretary of the Borrower to be complete and up to date as in force on the date of this Agreement,

b)	A copy of a Resolution of the Board of Directors of the Borrower, certified by a Director or Company Secretary of the Borrower to be in full force and effect at the date of receipt by the Bank, approving the terms of this Agreement and the transactions contemplated by this Agreement and authorising the execution of this Agreement under common seal of the Borrower;

c)	Certificate of the Borrower (signed by the Company Secretary of the Borrower) confirming that the Drawdown of the Facility would not cause any borrowing or similar limit binding on the Borrower to be exceeded;

d)	Duly executed Security Documents as required by the Bank;

e)	A certificate from the company secretary or statutory auditor or director of the Borrower stating that the aggregate of the existing loans together with the proposed term loan Facility does not exceed the Borrowing limits of the Borrower.

Provided that no Event of Default has occurred and no other event has occurred which, with the giving of notice and / or the lapse of time and/or upon the Bank making the relevant determination would constitute an Event of Default.

2.2.2.	The Borrower shall utilize the Facility only for the purpose for which it is approved and shall provide utilization certificate from its Auditors / Chartered Accountant certifying the end use of funds within a period of 3 months from the date of each Disbursement.

2.2.3.	The Borrower shall not use the amounts drawn under the Facility for investments in real estate or in stock market.

2.2.4.	Drawing may only be made on Business Days falling within the Availability Period.

2.3	Adjustment of Overdue

The Bank may deduct from the sums disbursed to the Borrower any monies then due or payable by the Borrower to the Bank.

3.	INTEREST, FEES, CHARGES & EXPENSES

3.1	Interest

3.1.1	The Borrower shall pay interest on the Loan outstanding for the time being and from time to time calculated at the Applicable Rate Of Interest for the time being and from time to time, plus interest tax/any other statutory levy, if any, at monthly rests on the Interest Payment Dates;

3.1.2	The rate of interest applicable to this loan will be the Applicable Rate of Interest payable monthly from the date of first draw down on the outstanding amount.

3.1.3

In the event of default by the Borrower in the payment of any sum due pursuant to this Agreement on the Due date for such payment, the Borrower shall pay, liquidated damages, on the defaulted amount calculated for the period commencing from the Due date for such payment until actual payment at the rate of 2% per annum for the period of default plus interest tax/ other statutory levies, if any, for the time being and from time to time. Liquidated damages shall be payable on demand and in the absence of any such demand on the next Interest Payment Date falling after the date of default. Arrears of liquidated damages shall carry interest at the rate of 2% per annum over and above the Interest Rate till the date of payment of the defaulted amounts.

3.1.4	All interest payable pursuant to this Agreement shall accrue from day to day and shall be calculated on the basis of actual number days elapsed in a year of 365 / 366 days and shall be paid at monthly rests on the Interest Payment Dates.

3.1.5	The statement of the Bank as to the rate or amount of interest payable pursuant to this Agreement shall, in the absence of manifest error be conclusive and binding on the Borrower. Unless, the Borrower is able to, by way of evidence, prove the contrary to the satisfaction of the Bank, in any dispute, the entries made by the Bank in the term loan account in the normal course of its business shall be binding as conclusive evidence of the amount due from the Borrower to the Bank in the absence of manifest error.

3.1.6	The changes in the Base Rate and actual lending rate will be notified on the notice board of the bank, time to time, and it will be deemed as sufficient notice to the Company.

3.2	Charges & Expenses

3.2.1	The Borrower shall reimburse the Bank on demand all reasonable expenses (including legal expenses) incurred by the Bank in connection with the execution of this Agreement, and / or in negotiation, preparation, enforcing, perfecting, protecting or preserving any of the rights, the Security Documents and all other documents incidental thereto or in suing for or recovering any sum due from the Borrower under this Agreement.

3.2.2	The Borrower shall pay all stamp and other duties and taxes to which this Agreement and/or other security documents may be subject to or give rise and will indemnify the Bank against any and all liabilities with respect to or resulting from any delay or omission on the part of the Borrower in the payment of such duties or taxes.

3.2.3.	The Borrower shall pay on demand to the Bank all costs and expenditure actually incurred as between advocate and client or to be incurred by the Bank in connection with the recovery of any monies due under this Agreement.

3.3	Commitment Fees

Disbursement would be made as per the drawdown schedule given by the Borrower. Commitment charges of 1.20% p.a. will be applicable on the amount not withdrawn by the Borrower as per the drawdown schedule based on the number of days deviated from the respective date in the drawdown schedule. However, the quarterly drawdown schedule may be amended or replaced by the Borrower with 30 days prior notice before the commencement of each quarter.

4.	REPAYMENT

The Borrower shall repay the principal amount of Loan in 16 (Sixteen) equal quarterly instalments as given in “Schedule –I” after a moratorium period of 1 (one) year from the date of first disbursement of loan with total door to door tenor of five years.

5.	PRE-PAYMENT

5.1	Prepayment penalty of 1% of the amount prepaid will be applicable for the prepayment of the term loan except if prepayment is made as below:

5.1.1.1	If the Borrower makes the prepayment from the surplus cash accruals on Interest Reset Date;

5.1.1.2	On every Interest Reset Date if the Borrower makes the prepayment by way of refinancing and has given a notice of not less than thirty (30) days to the lender;

5.1.1.3	If the interest rate as reset on the Interest Reset Date is not acceptable to the Borrower and the Borrower chooses to prepay within fifteen (15) days from the later of the Interest Reset Date or date of advice from Lender of such reset.

5.1.1.4	However, in case of direct takeover of liability by any other bank / financial institution penal interest of 1% of the pre-paid liability will be applicablé in all cases. Prepayment from NCD proceeds would not amount to takeover of liability for this clause.

5.2	Notice of prepayment once having been given, it shall be obligatory for the Borrower to make prepayment in accordance with the notice.

5.3	The Borrower shall not be entitled to re-borrow any amount prepaid under this Agreement. Any amount prepaid shall be applied towards the repayment instalments in the inverse order of its maturity.

6.	SECURITY FOR THE LOAN

6.1	The irrevocable repayment and unconditional discharge of the principal amount of the Facility and payment of all interest, liquidated damages as applicable, up-front fee, costs, charges, expenses and other monies whatsoever stipulated as due and payable by the Borrower to the Bank under this Agreement, shall be secured by way of 2nd pari passu charge on specific fixed assets of the Company related to 2400 MW power project in Jharsuguda (except agricultural land) set up by erstwhile Sterlite Energy Limited (now merged with the Borrower) and / or such other assets, as the Borrower may identify for the same.

6.2	Borrower shall create security, with respect to the Facility, of the properties more particularly described in Schedule II

6.3	Value of the assets on the basis of assets of 2400 MW Jharsuguda Power Project as on 31.03.2013 is Rs. 7394.58 Crores.

6.4	Out of the above, the among others, the Company has created / creating hypothecation by way of 1st charge in favour of Debenture Trustee in relation to NCDs of Rs. 4500 Crores issued by erstwhile Sterlite Industries (India) Limited.

6.5	Apart from Rs. 4500 Crores NCD, the Company shall not borrow more than Rs. 2900 Crores on the Charged Assets of Rs. 2400 MW Jharsuguda Power Plant including present term loan of Rs. 1000 Crores from Canara Bank.

6.6	Subject to above point no. 6.5, without prior permission of the Bank, the Company shall not create any further charge (1st / 2nd charge) on the security charged to the Bank as above, resulting in dilution of Bank’s security coverage.

6.7	Hypothecation of movable fixed assets, in relation to this Agreement, to be completed before disbursement. NOC, if any required from existing charge holders, to be submitted within 90 days from the date of first disbursement.

6.8	Mortgage on land (except agricultural land), in relation to this Agreement, to be put through within 90 days from the date of first disbursement.

6.9	All the Charged Assets of the company charged to bank shall be fully insured against loss or damages as may be required by the Bank due to any reason whatsoever as the Bank may from time to time stipulate with a reputed insurance company and for such amount as the Bank may consider necessary and that the copies of the insurance policies shall be delivered to the Bank when required by the Bank to do so.

7.	SPECIAL COVENANTS

7.1	The Borrower shall make payment of interest and repayment of the instalments of Loan under the Facility on the Due Dates thereof. If the Borrower defaults in payment of interest or installment of Loan to the Bank on the Due Date thereof, the Borrower shall pay penal interest at the rate of 2% p.a. for the period of such default i.e., from the Due Date to the date of actual payment.

7.2	The Borrower hereby agrees and undertakes to adhere and comply with the covenants stated herein till the entire Loan together with all interests, costs, charges, expenses, and all other monies payable under this Agreement is unconditionally and irrevocably paid and discharged in full.

7.3	The Borrower shall maintain adequate books of accounts correctly reflecting its financial position and scale of operations and shall intimate the Bank of any radical changes in its accounting system.

7.4	Subject to the provisions contained herein, the Borrower shall not pay any dividend or interest on Equity except out of the profit, if it is in default of payment of interest or repayment installment to the Bank.

7.5	The Borrower shall furnish information about credit facilities enjoyed by the Borrower from the Banking system, as required under the RBI guidelines.

8.	OTHER DOCUMENTS GOVERNING THE FACILITY

The Borrower’s application and all subsequent correspondence with the Bank (hereinafter collectively referred to as “the Borrower’s proposal”) and the Letter of Sanction shall be deemed to constitute the basis of this Agreement and the Facility to be granted by the Bank. The Facility agreed to be granted to the Borrower by the Bank shall be governed by the terms and conditions set out in the Letter of Sanction as if those terms and conditions are specifically incorporated herein. The Borrower further agrees to execute or procure the execution of all other documents and to do all acts, deeds and things as the Bank may require for giving effect to this Agreement and the terms and conditions of the Letter of Sanction. Canara Bank sanction letter PCB-I / CR-235 / 1772/ 2013 dated 30.09.2013 shall form part and parcel of the Term Loan Agreement and if there is any conflict between this agreement and sanction letter, terms of Letter of Sanction shall prevail.

9.	REPRESENTATION AND WARRANTIES

The Borrower hereby represents and warrants that the Borrower have assured, confirmed and undertaken to the Bank as follows in order to urge and make the Bank to enter into this Agreement and the other Finance Documents. Each of the following representations, warranties and undertakings shall be deemed to have been made as of the date hereof, as of the Drawdown Date, as of each Interest Payment Date and as of each Repayment Date of the Loan other than those made as of a particular date and shall continue until the Termination Date.

(a)	The Borrower is a company duly incorporated and validly existing under the Laws of India and has the power and authority to own its assets and to conduct the Business which it conducts and/ or proposes to conduct.

b)	The execution on behalf of the Borrower of this Agreement has been duly authorised by all necessary corporate action and the execution on behalf of the Borrower of the Security Documents has been validly authorised and the obligations expressed as being assumed by the Borrower hereunder and under the Security Documents constitute and will constitute valid legal and binding obligations of the Borrower enforceable against the Borrower in accordance with their terms.

c)	The execution and delivery of this Agreement and the performance or observance of any obligations of the Borrower hereunder will not (i) Conflict with, or result in any breach of, any law, statute, regulation, indenture, mortgage, trust deed, agreement or other instrument, arrangement obligation or duty by which it is bound; or (ii) Cause any limitation on any of its powers whatsoever and howsoever imposed, or on the right or ability of its directors to exercise such powers, to be exceeded.

d)	The copies certified by the Borrower’s Company Secretary, of the certificate of incorporation and the Memorandum and Articles of Association of the Borrower are true, complete and up to date as in force on the date of this Agreement.

e)	Resolutions duly passed at the meeting of the Board of directors and certified by the Company Secretary of the Borrower approving the Borrower availing the Facility from the Bank is valid and in full force.

f)	The aggregate of the proposed borrowing together with the existing loan outstandings shall not exceed the limit up to, which the Board of Directors of the Borrower can borrow.

g)	The audited profit and loss account of the Borrower for the year ended the 31st day of March, 2013 were prepared in accordance with applicable generally accepted accounting principles, standards and practices in India consistently applied and give a true and fair view of the results of the operations of the Borrower for that period and the financial position of the Borrower as at that date and to the knowledge of the Borrower, there has been no material adverse change in the business, assets, conditions or operations of the Borrower since that date.

h)	To the knowledge of the Borrower, no Event of Default has occurred and is continuing un-remedied at the date of this Agreement and no other event which with the giving of notice and / or lapse of time might constitute an Event of Default has occurred and is continuing un-remedied at the date of this Agreement.

i)	All relevant consents, licenses, approvals and authorisations required in connection with the execution, delivery, performance, validity and enforceability of this Agreement and the establishment and continuance of the business activity of the Borrower and the transactions relating thereto have been duly obtained and are in full force and effect.

j)	The Borrower shall, so long as the loan or any part thereof remains unpaid, maintain books of accounts and ledgers and other records, documents relating to his business for the purpose and promotion of which the loan has been obtained by him from the Bank and allow inspection thereof by any of the officers authorised by the Bank in this behalf.

k)	The security shall operate as a residuary security for all the monies, indebtness and the liabilities due by the Borrower to the Bank any other accounts and the Bank shall be entitled to adjust the accounts by exercising Banker’s general lien as the Bank deem fit and proper.

10.	UNDERTAKINGS

The Borrower hereby irrevocably and unconditionally agrees and undertakes that the Borrower shall:

a)	Apply the proceeds of the Loan exclusively for the purposes set forth in the Borrower’s proposal and for no other purpose;

b)	The Borrower shall create and perfect the security for the Facility in line with the terms of the sanction.

c)	Promptly give the Bank notice in writing immediately upon becoming aware of the occurrence of any Event of Default or other event which with the giving of notice and/ or lapse of time and/ or upon the Bank making the relevant determination, would constitute an Event of Default;

d)	Provide the Bank promptly with such other financial information relating to the Borrower as the Bank may from time to time reasonably require; any additional financial or other information related to the Borrower and its Assets shall be submitted as and when called for.

e)	Obtain promptly and renew from time to time all relevant authorisations, approvals, consents, licenses and exemptions and effect all filings, registrations and other requirements as may be required under any applicable law or regulation to enable it to perform its obligations under this Agreement or required on its part for the validity or enforceability of this Agreement and other Security Documents.

f)	Immediately upon becoming aware of the same, give the Bank notice in writing of all litigations or administrative or arbitration proceedings before or of any court, judicial administrative or governmental authority, arbitrators or other body affecting it which is or are threatened, instituted or commenced and which is or are likely to have a material adverse effect on its business, assets or condition or which is or are likely to adversely affect its ability to perform its obligations under this Agreement,

g)	Apart from Rs. 4500 Crores NCD, the Company shall not borrow more than Rs. 2900 Crores on the Charged Assets of Rs. 2400 MW Jharsuguda Power Plant including present term loan of Rs. 1000 Crores from Canara Bank.

h)	Subject to above point no. g), without prior permission of the Bank, the Company shall not create any further charge (1st / 2nd charge) on the security charged to the Bank as above, resulting in dilution of Bank’s security coverage.

i)	Company shall furnish details of the specified assets with value before the documentation.

j)	Company shall not utilize the present facility towards capital market / commercial real estate activities.

k)	Company shall not utilize the present facility for purposes which are not eligible for Bank Credit like unsecured loans / inter-corporate deposits to its subsidiaries, group companies / entities.

11.	GENERAL CONDITIONS APPLICABLE TO THE FACILITY

a)	The Borrower shall maintain records showing utilisation of the amount drawn out of the Facility, progress of its operations and financial conditions of the Borrower and such records shall be open to examination by the Bank and their representatives authorised in this behalf by the Bank.

b)	The Borrower shall allow the Bank to make inspection of its offices;

c)	Duly Certified Board Resolutions on Borrowing Power to be submitted to the Bank.

d)	Charge on assets to be filed with RoC within 30 days from the date of execution of the respective security documents and extract of register of charges to be produced to the Bank within 30 days from the date of execution of loan documents.

e)	Bank may revoke in part or in full or withdraw / stop financial assistance, at any stage, without any notice or giving any reasons for any purpose whatsoever.

12.	OBLIGATIONS OF THE BORROWER

a)	The Borrower shall carry out its operations with due diligence and efficiency and in accordance with sound technical, financial and managerial standards and business practices.

b)	The Borrower shall maintain its corporate existence and the right to carry on its operations and promptly inform the Bank of any resolution passed / intended to be passed by the Borrower for its voluntary winding up or if it has notice of any application for winding up having been made or any statutory notice of winding up under the provisions of the Companies Act, 1956 or adversely affecting the title to the properties of the Borrower or if a receiver is appointed of any of its properties or business or undertaking.

c)	The Borrower shall promptly notify the Bank of any event, circumstance or condition including any labour strikes, lockouts, shut downs, fires or other similar happenings which materially or adversely affects or might affect the Borrower or its businesses and operations, with an explanation of the reasons thereof.

d)	The Borrower shall promptly inform the Bank of any material loss or damage which the Borrower may suffer due to any force majeure circumstances or act of God, such as earthquake, flood, tempest, or typhoon, etc. against which the Borrower may not have insured its properties.

e)	The Borrower shall not induct a person who is a director on the Board of a company which has been identified as a “wilful defaulter” and that in case, such a person is found to be on the Board of the Borrower, it shall take expeditious and effective steps for removal of that person from its Board.

13.	EVENTS OF DEFAULT

Occurrence of one or more of the following events will, at the option of the Bank, constitute an event of default hereunder:

a)	Failure of the Borrower to pay on the Due Date upon which any amount is due and payable pursuant to this Agreement whether by way of interest, principal or any other sum stated as payable under this Agreement and such default continues for a period of 7 days; or

b)	If the Borrower commits any breach or omit to observe any of its covenants, obligations or undertakings under this Agreement (other than failure to pay any amount due under this Agreement) and in respect of any such breach or omission which is capable of being remedied, such breach or omission is not remedied within a period of 30 days from the date of intimation of the same by the Bank; or

c)	If any representation or warranty made by the Borrower in or pursuant to this Agreement, or in any notice, certificate, instrument or statement contemplated by or made or delivered pursuant to this Agreement is incorrect; or

d)	If any other borrowings of the Borrower is not paid when due or is likely to become prematurely payable or capable of being prematurely declared payable or if steps are taken to enforce any security for such indebtedness and such default continues for 30 days; or

e)	The Borrower ceases or threaten to cease carrying on all or substantially all of its operations and such default continues for 30 days; or

f)	If the Borrower becomes insolvent or is unable to pay its debts or enter into dealings with any of its creditors with a view to avoiding, or in expectation of, insolvency, or stops or threatens to stop payments generally or a receiver is appointed over or any encumbrancer takes possession of any of the assets of the Borrower charged to the bank and not disputed by the borrower within 30 business days of proper receipt of notice thereof; or

g)	Any material adverse change occurs, in the opinion of the Bank, in the financial condition, results of operation or business of the Borrower and such default continues for 30 days; or

i)	It becomes unlawful or impossible for the Bank to make, maintain or fund the Facility as contemplated in this Agreement or any of the obligations expressed as being assumed by the Borrower under this Agreement ceases to be valid, legal and binding and enforceable against the Borrower in accordance with its terms and such default continues for 30 days; or

j)	The Government of India or any Competent Authority takes, or states officially that it intends to take, any step with a view to the seizure, expropriation, nationalisation or acquisition of all or substantially all of its assets;

15.	CONSEQUENCES OF DEFAULT

15.1	No further drawing may be made after the occurrence of an “Event of Default” (whether or not notice shall have been given by the Borrower of such event of default) and the Bank shall be entitled to declare that an Event of Default has occurred at any time after the occurrence of any of the events specified in section 14 by giving a written notice to the Borrower and to demand immediate payment of the Loan outstanding under the Facility and all interest accrued and all other sums payable pursuant to this Agreement, whereupon the same shall become immediately due and payable and the Borrower shall immediately pay the same to the Bank.

15.2	In the event that the Loan shall be declared immediately due and payable as stated above the Borrower shall reimburse the Bank for all losses and expenses incurred by the Bank in consequence of the Event of Default and / or of the acceleration of the Loan. The certificate of the Bank as to the amount of such losses and expenses shall in the absence of manifest error be conclusive.

15.3	The Borrower agrees that in the event of the Borrower committing default in repayment of the loan and/or payment of interest thereon on Due Dates the Bank shall have an unqualified right to disclose the name of the Borrower and its Directors to the Reserve Bank of India (RBI). The Borrower hereby gives its consent to the Bank and / or RBI to publish its name and the names of its Directors as defaulters in such manner and through such medium as the Bank / RBI may in their absolute discretion think fit including publication of Borrower’s and its Directors names in the newspapers.

15.4	On the happening of any of the Events of Default and so long as such default continues, the Borrower shall not, without the prior written approval of the Bank declare or pay any dividend to any of its shareholders.

15.5	On declaring the principal of and all accrued interest on the Loan and other amounts due under the Finance Documents to be immediately due and payable by the Borrower, subject to provisions contained herein, the Borrower shall be liable to pay the entire outstanding under the Facility forthwith and the Security created in terms of the Security Documents shall become enforceable and the Bank shall have, including without limitation the following rights (anything in this Facility Agreement notwithstanding), namely:

(i)	To enter upon the Borrower’s premises and take possession of the Tangible Fixed Assets charged to the Bank;

(ii)	Take possession of the Charged Assets and to sell, assign or otherwise liquidate or direct to sell, assign or otherwise liquidate, any or all of the Charged Assets in such manner, at such time, at such place or places and on such terms as the Bank may, determine in its absolute discretion and apply the proceeds of any such sale or liquidation towards repayment of the Borrower’s obligations to the Bank;

15.7.1	Any expenses incurred by the Bank after an Event of Default has occurred, in connection with preservation of the Charged Assets (whether then or thereafter existing), collection of amounts due under this Agreement shall be payable by the Borrower.

16.	PAYMENTS

16.1	All payments to be made under this Agreement shall be made in the same currency in which the loan is availed, in immediately available funds during normal banking hours on the Due date. Subject to the provisions of this Agreement if any sum falls due for payment under this Agreement on a day which is not a Business Day such payment shall be made on the immediately preceding Business Day.

16.2	Subject to provisions contained herein, all sums payable by the Borrower under this Agreement shall be paid in full without any set-off or counter-claim and free and clear of and without any deduction or withholding whatsoever.

16.3	All payments to be made by the Borrower under this Agreement shall be made to the Bank at its Prime Corporate Branch – 1, Mumbai or at such other office as the Bank may notify to the Borrower from time to time.

16.4	The Bank shall have the right without notice or demand to set off any sums held to the credit of the Borrower in the books of the Bank against any sum due by the Borrower hereunder.

17.	APPROPRIATION OF PAYMENTS

17.1	The Borrower agrees, declares and confirms that notwithstanding any of the provisions of the Contract Act, or any other law, or any terms and conditions to the contrary contained in this Agreement any payment made by the Borrower to the Bank shall unless otherwise agreed to by the Bank in writing be appropriated by the Bank in the following order:

h)	Interest on costs, charges, expenses and other monies;

ii)	Costs, charges, expenses and other moneys due and payable or becoming due and payable to the Bank;

iii)	Interests due and payable and / or accruing due and payable to the Bank;

iv)	Prepayment Premium and

v)	Lastly, towards repayment of the amount of any instalment(s) of principal sum due and payable or becoming due and payable to the Bank.

All the aforesaid amount having become due and payable and/or becoming due and payable by the Borrower to the Bank under this Agreement whether the recovery thereof has or has not become barred by any law in force for the time being as to the limitation of suits.

17.2	Notwithstanding anything contained in Section 17.1 above, the Bank may, in its absolute discretion, appropriate in any manner, such payment towards the dues, if any, and payable by the Borrower under any other Financing Document to the Bank.

18.	CONSENT FOR DISCLOSURE OF INFORMATION

18.1	The Company understand that as a precondition relating to grant of the loan, Canara Bank requires their consent for the disclosure by the Bank all information and Data relating to them, including default, if any, committed by them but not limited to History and Ownership status, details of security etc. pertaining to the credit facility availed, to any Bank/Banks/FIs who are lenders under this Multiple Banking Arrangement/Banks/FIs who may join as Lenders under this arrangement in future.

Accordingly, Company hereby agree, confirm and give consent for disclosure by Canara Bank all or any such information and data relating to them including default, if any, committed by them, but not limited to History and Ownership status, details of security etc. pertaining to the credit facility availed, to any Bank/Banks/FIs who are lenders under this Multiple Banking Arrangement/Banks/FIs who may join as Lenders under this arrangement in future as Canara Bank may deem appropriate and necessary. Further Canara Bank shall also be entitled to disclose information etc. as stated above to any person as may be required / specified by applicable laws. The disclosure as stated above may be made/released in any form (including electronic, media) with such details (including photographs) as may be deemed fit by Canara Bank.

Further, the Company hereby undertakes and confirms that they shall not raise any dispute in whatsoever manner regarding the disclosure of information/data as aforesaid by Canara Bank to any Bank/Banks/FIs who are lenders under this multiple banking arrangement/Banks/FIs who may join as Lenders under this arrangement in future.”

18.2	The Borrower hereby declares that the information and data furnished by the Borrower to the Bank are true and correct.

18.3

The Borrower hereby agrees that the Credit Information Bureau (India) Limited and any other agency so authorised may use, process the said information and data disclosed by the Bank in the manner as deemed fit by them; and the Credit Information Bureau (India) Limited and any other agency so authorised may furnish for consideration, the processed information and data or products thereof prepared by them, to Banks or financial institutions and other credit grantors or registered users, as may be specified by the Reserve Bank in this behalf.

19.	NOTICES

19.1	Any notice or other communication required to be given -

a)	To the Bank under this Agreement shall be addressed and delivered at Prime Corporate branch – 1, Cuffee Parade, Mumbai – 400 005.

b)	To the Borrower under this Agreement shall be addressed and delivered to the Borrower at its office at C -101, Business Square, Solitaire Corporate Park, Chakala, Andheri (E), Mumbai-400093 marked for attention of Head Treasury or such other officer as the Borrower may designate from time to time.

19.2	The Bank shall be entitled to act upon (and the Borrower shall be bound accordingly by) any notice or other communication believed by the Bank to be given or made by the person or persons duly authorised by the Borrower to give or make the same.

19.3	All notice to be given hereunder may be given:

(a)	By ordinary prepaid mail to the addresses identified with the signatories of the parties hereto unless one party by 15 days’ notice to the other shall specify another address and shall be deemed to have been received on the day upon which in the ordinary course of mail it should have been received; or

(b)	By facsimile to the fax number identified with the signatories of the parties hereto (unless one party by 15 days’ notice to the other shall specify another fax number) effective upon transmission.

20.	ASSIGNMENT

20.1	The Borrower shall not assign or transfer any of its rights or obligations under this Agreement except with the prior written consent of the Bank.

20.2	The Bank may, at any time assign or transfer all or any of its rights and benefits in respect of the Facility to any scheduled bank or a financial institution without seeking any further consent from the Borrower. The Bank will however not assign their rights and benefits in respect of the Available Commitment without the prior written consent of the Borrower.

20.3	The Bank shall have the right to securitise the Outstandings under the Facility without any further reference to the Borrower regarding the said securitisation.

20.4	The Bank may disclose to any actual or potential assignee or transferee, who may otherwise enter into contractual relations with the Bank in relation to this Agreement or with the Borrower for any financial assistance, such information about the Borrower or this Agreement or the Facility as the Bank shall consider appropriate.

21.	WAIVERS - REMEDIES CUMULATIVE

No failure or delay by the Bank in exercising any right, power or privilege under this Agreement shall impair the same or operate as a waiver of the same nor shall any single or partial exercise of any right power or privilege preclude any further exercise of the same or the exercise of any other right power or privilege. The rights and remedies provided under this Agreement are cumulative and not exclusive of any rights and remedies provided by law.

22.	Governing Law and Jurisdiction

22.1	This agreement shall be governed by and construed in accordance with the Laws of India. For the exclusive benefit of the Bank all the parties hereto hereby irrevocably agree that the courts in Bhubneshwar are to have jurisdiction to settle any dispute, which may arise out of or in connection with this agreement and that accordingly any suit, action or proceeding (together in this clause referred to as ‘Proceedings’) arising out of this agreement may be brought in such courts.

22.2	Nothing contained in this clause shall limit the right of the Bank to take any other proceedings otherwise than through court of law or proceedings against the Borrower in any other court of competent jurisdiction, nor shall the taking of proceedings in one or more jurisdiction, preclude the taking of any other proceedings in any other jurisdiction whether concurrently or not.

Schedule I

Date of Repayment	Repayment as % of Loan	Cumulative Repayment as % of Loan
At the end of 15th month from the date of first disbursement	6.25%	6.25%
At the end of 18th month from the date of first disbursement	6.25%	12.50%
At the end of 21st month from the date of first disbursement	6.25%	18.75%
At the end of 24th month from the date of first disbursement	6.25%	25%
At the end of 27th month from the date of first disbursement	6.25%	31.25%
At the end of 30th month from the date of first disbursement	6.25%	37.50%
At the end of 33rd month from the date of first disbursement	6.25%	43.75%
At the end of 36th month from the date of first disbursement	6.25%	50%
At the end of 39th month from the date of first disbursement	6.25%	56.25%
At the end of 42nd month from the date of first disbursement	6.25%	62.50%
At the end of 45th month from the date of first disbursement	6.25%	68.75%
At the end of 48th month from the date of first disbursement	6.25%	75%
At the end of 51st month from the date of first disbursement	6.25%	81.25%
At the end of 54th month from the date of first disbursement	6.25%	87.50%
At the end of 57th month from the date of first disbursement	6.25%	93.75%
At the end of 60th month from the date of first disbursement	6.25%	100%

Schedule II

Description of Immovable Properties

List of Leased Land

SI.No.	Name of the village	Area (Ac.)			Deed No.& Date
		Pvt	Govt.	Total
1	Brundamal	45.69	1.58	47.27	10861103662/22.09.2011
2	Brundamal		5.10	5.10	1997/17.07.2009
3	Banjari		24.48	24.48
4	Kurebaga		1.82	1.82
5	Brundamal		0.78	0.78	10861003994/06.10.2010
6	Banjari	236.82	0	236.82	3085/13.12.2006
7	Banjari	0.18	0	0.18	1994/17.07.2009
8	Kurebaga	27.61	0	27.61	2200/07.08.2007
9	Katikela		26.96	26.96	10861301095/11.04.13
10	Jharsuguda T.U-4		80.20	80.20	10861104281/18.11.2011
11	Jharsuguda T.U-5		81.32	81.32	10861301431/15.05.2013
12	Jharsuguda T.U-8		1.60	1.60	10861003992/06.10.2010

	Total	310.30	223.84	534.14

List of Owned lands

SI.No.	Name of the village	Deed No.& Date	Non agriculture land (in Ac.)
1	Jharsuguda Town Unit-5	10861102529/23.06.2011	5.98
		10861101629/25.04.2011	8.71
2	Jharsuguda Town Unit-4	10861102708/04.07.2011	0.50
		10861102525/23.06.2011	0.60
		10861102632/29.06.2011	0.65
		10861102571/25.06.2011	0.70
		10861102627/29.06.2011	1.70
		10861102578/25.06.2011	2.18
3	Jharsuguda Town Unit-8	10861101631/23.04.2011	6.08
		10861102585/25.06.2011	0.60
4	Brundamal	10861200529/10.02.2012	0.07
		10861200528/10.02.2012	0.07
5	Bhurkamunda	10861100564/09.02.2011	6.58
		10861101281/25.03.2011	1.58
6	Jharsuguda Town Unit-3	10861101630/25.04.2011	11.58
		10861102527/23.06.2011	3.37
		10861102634/29.06.2011	0.74
		10861102663/01.07.2011	0.61
		10861102636/29.06.2011	4.44
7	Katikela	10861004603/25.11.2010	93.25
		10861004584/25.11.2010	5.58
		10861004583/25.11.2010	1.50
		10861102351/13.06.2011	0.78
		10861102356/13.06.2011	1.91
		10861102360/13.06.2011	109.06
		10861103390/23.08.2011	14.68
		10861100564/09.02.2011	9.57
		10861101663/26.04.2011	7.31

	Total		300.37

Description of Movable Properties

The whole of the Borrower’s tangible movable fixed assets including movable plant and machinery, machinery spares, tools and accessories, fixtures, mechanical and electrical equipments, machinery and all other movable fixed assets, both present and future, of Jharsuguda Power Plant, whether installed or not and whether now lying loose or in cases or which are now lying or be stored in or around and shall during the continuance of these Presents be brought into or upon or be stored or be in or in the Borrower’s premises, godowns and/or wherever else the same may be or be held by any party to the order or disposition of the Borrower or in the course of transit or in high seas or on order or delivery and all the intangible moveable fixed assets of the Jharsuguda Power Plant of the Borrower.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed on the day month and year first herein above written.

SIGNED AND DELIVERED by the within named SESA STERLITE LIMITED, pursuant to the Resolution passed by Board of Directors in their meeting held on the August 29, 2013, by the hand of Mr. DEEPAK KUMAR and Mr. MANOJ KR. AGARWAL authorized officials of the Borrower Company.

THE COMMON SEAL OF THE within named SESA STERLITE LIMITED has been hereto affixed pursuant to the Resolution passed by Board of Directors in their Meeting held on the August 29, 2013 in the presence of Mr. P. K. Mukherjee, Executive Director and Mr. C. D. Chitnis, Company Secretary, of the Company who has subscribed his signature hereto.

Signed by RITIKA CHOUDHARY and as such one of the Authorised Officers of the CANARA BANK, for and on behalf of the said Bank

/s/ Deepak Kumar

/s/ Manoj KR. Agarwal

/s/ P.K. Mukherjee

/s/ Ritika Choudhary